UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

November 3, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(b)   Retirement of Principal Executive Officer

On November 3, 2008, James Scarborough retired as Chief Executive Officer of Stage Stores, Inc. (the "Company") after more than eight years with the Company. Mr. Scarborough will continue as Chairman of the Board of Directors. He will also serve as a consultant to the Company under the Consulting Agreement described below.

Upon his retirement, Mr. Scarborough received a $500,000 succession bonus for his valuable service to the Company. He will be entitled to participation in, and the payment of any bonus awarded under, the Company's 2008 Senior Executive Incentive Bonus Plan.

(c)   Appointment of Principal Executive Officer

On November 3, 2008 and as part of the Company's succession plan, Andrew T. Hall was promoted to Chief Executive Officer. Mr. Hall had been serving as the Company's President and Chief Operating Officer. His title with the Company is now President and Chief Executive Officer. Mr. Hall will retain his position as a Director of the Company.

Mr. Hall, age 47, joined the Company in February of 2006 as President and Chief Operating Officer. Previously, he served as Chairman of Foley's, a Houston-based division of Federated Department Stores, Inc., from June of 2003 to February 2006. From June of 2002 to June of 2003, he served as Foley's Chief Financial Officer. From June 1999 to June 2002, Mr. Hall was the Chief Financial Officer of Kaufmann's Department Stores.

In connection with Mr. Hall's promotion:

- his base salary was increased from $650,000 to $750,000;

- he was awarded 100,000 Stock Appreciation Rights ("SARS") that have a grant price of $7.07, the closing price of the Company's stock on November 3, 2008, and that will vest ratably over a four year period (i.e., 25% per year);

- he was awarded 30,000 shares of restricted stock that will cliff vest three years from the date of his promotion (i.e., November 3, 2011); and

- his threshold bonus potential under the Company's 2008 Senior Executive Incentive Bonus Plan (the "2008 Plan") was increased from 17.5% to 20% of his base salary; his target bonus potential was increased from 70% to 80% of his base salary; and his maximum bonus potential was increased from 140% to 160% of his base salary.

(e)   Entry into Contract with a Named Executive Officer

On November 3, 2008, the Company and James Scarborough entered into a Consulting Agreement, which will expire on June 10, 2010. Mr. Scarborough will review, evaluate, and make recommendations regarding the Company's operations in order to facilitate a smooth transition of the office of Chief Executive Officer and will otherwise assist the Company as may be requested from time to time by the Company and the Board of Directors.

For his services under the Consulting Agreement, Mr. Scarborough will be paid $350,000 per term year. All awards previously granted Mr. Scarborough under long-term incentive award agreements will vest in accordance with their terms (at the Target Number in the case of Performance Shares) and so long as he remains a member of the Board he will have until their stated expiration dates to exercise those awards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

November 6, 2008   /s/ Edward J. Record
  (Date)   Edward J. Record
                                               Executive Vice President and
                                               Chief Financial Officer